UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002

Trade Wind Communications Limited
(Translation of registrant's name into English)

Level 14, 210 George Street, Sydney, NSW Australia 2000
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

TWC.V

Media Release 13th March, 2002

TWC ACHIEVES COMMONWEALTH GOVERNMENT ENDORSED SUPPLIER STATUS

SYDNEY, AUSTRALIA - Trade Wind Communications Limited ("TWC") (CDNX:TWC.V) (TRDWF.OB/Pink sheets), is pleased to announce that the Australian Government has awarded TWC and its operating subsidiaries 'Endorsed Supplier' status. This certifies that TWC has successfully reached Government requirements and has been approved as commercially and financially accredited to deal with Government tenders under a threshold of quality and financial parameters known as the Endorsed Supplier Arrangement (ESA).

Use of suppliers under the ESA is mandatory for Commonwealth Financial Management and Accountability Act 1997(FMA Act) agencies, for Information Technology (IT) and Major Office Machines (MOM) products and services.

The ESA is supported by an Internet based Application and Search system. Government buyers use the Search system to find information on endorsed suppliers, its outlet/dealer networks and the products and services they offer. Endorsement is granted in perpetuity with integrity maintained by a review system.

Advantages of dealing with an Endorsed Supplier include assuring customers that their chosen supplier meets appropriate standards of IT industry development, thus helping to manage risk. Time and costs are saved using this network and customers can also be secure in the knowledge that suppliers are dedicated to providing an efficient and effective service.

The ESA "is part of the Government's commitment to streamlining Commonwealth purchasing, cutting the cost of doing business with Government, and providing greater opportunities for regional Australia and small to medium enterprises."

"We are proud of this achievement as it lends further credibility to TWC's capabilities as a leading electronic messaging service provider and systems integrator of Voice and Data systems." Said Nick Bird, Chief Executive Officer, Trade Wind Communications Limited.

For the Board of Directors

Nick Bird

CEO

This press release contains potential forward-looking statements regarding the Company. The future performance of the Company involves risks and uncertainties that could cause actual results to differ materially. Such risks include competition and pricing pressures, dependence on telecommunication carriers, management of growth, customer turnover, technological change, government regulation, unauthorised use of technology, systems failures and a variety of stock market risks.

About Trade Wind Communications Limited

Trade Wind Communications Limited (CDNX:TWC and TRDWF.OB/Pink sheets) is a communications and messaging company that has grown from an original base in Australia and has two main business operations: -

a) Flexemessaging Division, a large scale messaging ASP with a leading edge proprietary technology platform, FLEXML, offering fax, email and mobile messaging solutions for electronic billing, marketing etc and other forms of electronic corporate communication

b) Voice and Data Systems, a systems integration provider for decision support systems, emergency services and utilities, network monitoring, large-scale data displays and paging infrastructure etc. The company has a significant customer base of blue-chip Australian financial institutions and government agencies. Corporate management is located in Sydney.

Trade Wind Communications Limited is listed on the CDNX in Vancouver and trades under the symbol "TWC" and trades on the NASDAQ OTC.BB/Pink sheets under the symbol "TRDWF".

For more information please contact Nick Bird, Sydney, Australia (61 2) 9250 8888

Web sites: http://www.flexemessaging.com.au

http://www.tradewind.com.au

http://www.tradecentre.com.au

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRADE WIND COMMUNICATIONS LIMITED

Date:  March 19, 2002

/s/ Nick Bird
Nick Bird, President